Exhibit 99.5

One Blockchain LLC

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2025 (Successor) and December 31, 2024 (Successor) (Restated)

Consolidated Statements of Operations, Consolidated Statements of Changes in Members’ Equity (Deficit) and Consolidated Statements of Cash flows for the year ended December 31, 2025 (Successor) and the period from February 8, 2024 to December 31, 2024 (Successor) (Restated), and the period from January 1, 2024 to February 7, 2024 (Predecessor) (Restated)

Reports of Independent Registered Public Accounting Firms (PCAOB IDs 213 & 52)

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of One Blockchain LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of One Blockchain LLC (the” Company”) as of December 31, 2025, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of and for the year ended December 31, 2024, were audited by other auditors whose report dated September 23, 2025, expressed an unqualified opinion on those statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We identified the Company’s annual true-up adjustment of utility costs from its third-party energy provider, which is billed after year-end and described in Note 2, as a critical audit matter. This determination was driven by the significant measurement uncertainty associated with estimating the utility true-up adjustment. Management exercised considerable judgment in determining the appropriate inputs and assumptions used in the calculation, which in turn resulted in a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating those significant inputs and assumptions. The primary procedures we performed to address this critical matter included:

●	Verifying the mathematical accuracy of the Company’s estimate calculation and the key inputs used to determine such estimate

●	Assessing the reasonableness of assumptions and inputs used to determine such estimate

We identified the transaction related to the Purchase and Sale Agreement with a related entity under common control to acquire Antbox containers, as described in Note 3 as a critical audit matter. The principal considerations for our determination was the significant and unusual nature of the transaction. Management involved a third-party valuation expert to assess the fair value of the acquired Antbox containers. All of this in turn led to a high degree of auditor judgment, subjectivity, and effort with respect to both the appropriate accounting treatment and the determination of the fair value of the acquired assets. The primary procedures we performed to address this critical matter included:

●	Obtaining the Purchase and Sale Agreement to understand the nature of the transaction and acquired assets

●	Reviewing the third-party valuation of acquired assets and performing procedures under AS 2501 to assess appropriateness of valuation

/s/ Carr, Riggs & Ingram, L.L.C.

PCAOB ID 213

We have served as the Company’s auditor since 2026.

Palm Beach Gardens, FL

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Members of BV Power Alpha, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BV Power Alpha, LLC (the” Company”) as of December 31, 2024 (Successor) and 2023 (Predecessor), and the related statements of income, members equity and cash flows for the successor period from February 8, 2024 to December 31, 2024, the Predecessor period from January 1, 2024 to February 7, 2024 and the year ended December 31, 2023 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the periods from February 8, 2024 through December 31, 2024 (Successor), January 1, 2024 through February 7, 2024 (Predecessor), and the years ended December 31, 2023 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Restatement of the Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated to correct for misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 5, the Company underwent a change in control that resulted in pushdown accounting and required the Company to assess the fair value of the assets and liabilities of the Company and resulting goodwill on the date of the change in control transaction.

The primary procedures we performed to address this critical matter included:

●	Obtaining the accounting memorandum for such transaction and concluding on the accounting treatment and relevant assets and liabilities subject to fair value

●	Verifying the reasonableness of the fair value of the Company on the date of the acquisition as well as the fair value of the assets and liabilities to determine goodwill recognized with the transaction

●	Assessing the reasonableness of the valuation performed on the Company’s property and equipment, as well as the skills, knowledge and expertise the third-party valuation expert who prepared such valuation

As described in Note 3, the Company has a complex estimate related to an annual true-up adjustment of utility costs from the Company’s third-party utility provider that is billed well after year-end.

The primary procedures we performed to address this critical matter included:

●	Verifying the mathematical accuracy of the Company’s estimate calculation and the key inputs used to determine such estimate

●	Assessing the reasonableness of assumptions and inputs used to determine such estimate

/s/ Berkowitz Pollack Brant, Advisors + CPAs

PCAOB ID 52

We have served as the Company’s auditor since 2025.

West Palm Beach, FL

May 27, 2025 (September 24, 2025 as to the effects of the restatement discussed in Note 2)

One Blockchain LLC

Consolidated Balance Sheets

	Successor	Successor
	December 31, 2025	December 31, 2024
		(Restated)
Assets

Current assets:
Cash	$15,265	$131,107
Accounts receivable	7,720	359,361
Accounts receivable - related party	2,173,634	370,405
Loan receivable - related party	1,083,460	1,045,315
Assets held for sale	-	64,286
Other current assets	218,698	60,071

Total current assets	3,498,777	2,030,545

Property and equipment, net	8,865,019	7,356,397
Goodwill	4,851,136	4,851,136
Operating lease right-of-use asset	81,712	188,936

Total assets	$17,296,644	$14,427,014

Liabilities and members’ equity:

Current liabilities:
Accounts payable and accrued expenses	$3,304,012	$1,855,889
Contract liabilities	2,330,584	1,666,580
Loans payable - related party	-	18,750
Consideration payable, current portion	1,166,001	-
Operating lease liability, current portion	81,712	107,409
Other current liabilities	1,845,760	-
Total current liabilities	8,728,069	3,648,628

Consideration payable, net of current portion	680,166	-
Operating lease liability, net of current portion	-	81,528

Total liabilities	9,408,235	3,730,156

Commitments and contingencies (see Note 8)
Members’ (deficit) equity	(915,752)	1,086,394
Retained earnings	8,804,161	9,610,464

Total members’ equity	7,888,409	10,696,858

Total liabilities and members’ equity	$17,296,644	$14,427,014

See accompanying notes to the consolidated financial statements

One Blockchain LLC

Consolidated Statements of Operations

	Successor		Predecessor
	Year ended December 31, 2025	Period from February 8, 2024 to December 31, 2024	Period from January 1, 2024 to February 7, 2024
		(Restated)	(Restated)
Revenues	$18,516,612	$20,820,003	$2,084,320

Costs and operating expenses:
Cost of revenues	15,001,351	13,152,550	1,567,058
Depreciation and amortization	862,305	589,516	239,330
Selling, general and administrative expenses	3,521,614	1,571,753	134,525
Total costs and operating expenses	19,385,270	15,313,819	1,940,913

(Loss) income from operations	(868,658)	5,506,184	143,407

Other income (expense)
Gain on disposal of assets held for sale	67,714	-	-
Other (expense) income	(5,359)	720	-
Total other income	62,355	720	-

Net (loss) income	$(806,303)	$5,506,904	$143,407

See accompanying notes to the consolidated financial statements.

One Blockchain LLC

Consolidated Statements of Changes in Members’ Equity (Deficit)

Predecessor
	Members’ Equity	Retained Earnings	Total
Balance at January 1, 2024	$6,021,243	$3,960,153	$9,981,396
Net income	-	143,407	143,407
Member contributions	3,024,242	-	3,024,242
Member distributions	(6,686,808)	-	(6,686,808)
Balance at February 7, 2024	$2,358,677	$4,103,560	$6,462,237

Successor
	Members’ Equity (Deficit)	Retained Earnings	Total
Balance at February 8, 2024	$2,358,677	$4,103,560	$6,462,237
Net income	-	5,506,904	5,506,904
Member contributions	81,452	-	81,452
Impact of push down accounting - Goodwill	4,851,136	-	4,851,136
Impact of push down accounting - PPE	1,810,558	-	1,810,558
Member distributions	(8,015,429)	-	(8,015,429)
Balance at December 31, 2024	$1,086,394	$9,610,464	$10,696,858
Net loss	-	(806,303)	(806,303)
Member contributions	3,889,834	-	3,889,834
Member distributions	(5,891,980)	-	(5,891,980)
Balance at December 31, 2025	$(915,752)	$8,804,161	$7,888,409

See accompanying notes to the consolidated financial statements

One Blockchain LLC

Consolidated Statements of Cash Flows

	Successor		Predecessor
	Year Ended December 31, 2025	Period from February 8, 2024 to December 31, 2024	Period from January 1, 2024 to February 7, 2024
		(Restated)	(Restated)
Cash flows from operating activities:

Net (loss) income	$(806,303)	$5,506,904	$143,407
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	862,305	589,516	239,330
Gain on disposal of assets held for sale	(67,714)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,451,588)	2,275,486	(1,230,416)
Other current assets	(158,627)	1,344,752	(1,382,772)
Accounts payable and accrued expenses	1,448,123	(264,003)	645,683
Contract liabilities	664,004	(289,820)	567,400
Other current liabilities	1,845,759	(80,000)	15,000
Net cash provided by (used in) operating activities	2,335,959	9,082,835	(1,002,368)

Cash flows from investing activities:

Proceeds from sale of assets held for sale	132,000	100,000	-
Purchase of property, plant and equipment	(38,927)	(91,216)	(57,940)
Investment in loan receivable - related party	(38,145)	(1,045,315)	-
Net cash provided by (used in) investing activities	54,928	(1,036,531)	(57,940)

Cash flows from financing activities:

Proceeds from (repayment of) a related party loan	(18,750)	18,750	-
Contributions from members	3,889,834	81,452	3,024,242
Distributions to members	(5,891,980)	(8,015,429)	(6,686,808)
Repayments of consideration payable	(485,833)	-	-
Net cash used in financing activities	(2,506,729)	(7,915,227)	(3,662,566)

Net (decrease) increase in cash and cash equivalents	(115,842)	131,077	(4,722,874)

Cash and cash equivalents, beginning of period	131,107	30	4,722,904

Cash and cash equivalents, end of period	$15,265	$131,107	$30

Supplemental disclosure of cash flow information:
Goodwill recognized due to change in control transaction	$-	$4,851,136	$-
Property, plant, and equipment revaluation due to change in control transaction	$-	$1,810,558	$-
Acquisition of property and equipment through consideration payable	$2,332,000	$-	$-

See accompanying notes to the consolidated financial statements.

ONE BLOCKCHAIN LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

One Blockchain LLC (the “Company,” “OBC,” or “One Blockchain”) is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high-performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (“AI”), and high-performance data processing.

The Company’s core operations include hosting services, and leasing space, power capacity, and equipment within its data center facility to customers requiring computing power.

Effective May 19, 2025, the Company legally changed its name from BV Power Alpha LLC to One Blockchain LLC. This change was made to reflect the Company’s evolving strategic focus and branding. The name change is administrative in nature and does not have a material impact on the Company’s financial position, results of operations, or cash flows.

On July 11, 2025, the Company announced that One Blockchain had confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”).

On September 5, 2025, the Company formed a wholly owned subsidiary, One Blockchain Nolan LLC, to support the expansion of its operations into the Texas market. The subsidiary is expected to facilitate the development of new data center infrastructure.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the SEC.

Restatement of Audited Financial Information

During the prior year, the Company revised its financial statement presentation to reflect both predecessor and successor periods, providing a clearer view of financial performance following a significant structural change. This change was driven by the Company’s election to apply pushdown accounting in accordance with Accounting Standards Codification (“ASC”) 805-50-25-4 through 25-7, resulting in a new basis of accounting and the creation of a new reporting entity as of February 7, 2024. Accordingly, the predecessor period (January 1, 2024 - February 7, 2024) is presented under the historical cost basis and the successor period as of February 8, 2024 is presented under the fair value basis.

Additionally, the Company reassessed the presentation of certain customer-related credits and price concessions in accordance with ASC 606, Revenue from Contracts with Customers. Historically, these amounts were recorded separately as part of the provision for credit losses under the CECL model. Upon further evaluation, management determined that such concessions represent a form of variable consideration under ASC 606 and should be reflected as a reduction in revenue when the Company expects to accept less than the stated contract price.

As a result, the Consolidated Statements of Operations have been restated to present these amounts as a direct reduction of revenue, thereby more accurately reflecting the economic substance of the transactions. This change in presentation did not impact net income for any of the periods presented. Additionally, the Consolidated Statements of Cash Flows were updated to remove the provision for credit losses, with a corresponding offset reducing the change in accounts receivable. This change did not impact cash provided by operating activities. These changes were made to ensure the consolidated financial statements more accurately represent the Company’s financial position and results of operations.

For additional details regarding the acquisition and the fair value measurements, refer to “Note 4. Business Combinations.”

All intercompany transactions with consolidated entities have been eliminated in consolidation.

Emerging Growth Company

The Company is an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to public companies not considered emerging growth companies. These exemptions include, but are not limited to, (i) not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-OxleyAct of 2002, (ii) reduced disclosure requirements regarding executive compensation in its periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such option is irrevocable. The Company has decided against opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company, nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates include (i) useful lives assigned to property and equipment, (ii) the discount rate used for operating leases, (iii) estimates used to assess goodwill impairment, (iv) estimates of value of acquired intangible assets, (v) estimates of value to assess impairment of long-lived assets, (vi) the initial measurement of lease liabilities, and (vii) estimated energy costs used for the utility true-up adjustment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts its estimates when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could materially differ from those estimates.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in assessing performance and allocating resources. The Company, through its Chief Executive Officer in his role as chief operating decision-maker, views Company operations and manages the business as one operating segment.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The Company’s sole revenue stream is hosting services.

Hosting Services

The Company generates revenue through revenue from contracts with customers for hosting services, enabling customers to engage in blockchain computing, AI and high-performance data processing. Hosting services include providing its customers with secure rack space, power capacity, security, and equipment within its data center facility. The Company has a stand-ready obligation to provide continues access to power and cooling capacity. Under most of the Company’s contracts, this service is provided for an agreed upon period of time and for a set price. The Company recognizes the related revenue ratably over the contract period as it satisfies its performance obligations. This revenue does not include amounts collected on behalf of third parties, including sales and indirect taxes.

The Company has certain hosting service contracts for which revenue is recognized as services are performed on a variable basis. The Company recognizes revenue for services that are performed on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. The Company recognizes variable consumption usage hosting revenue each month as the uncertainty related to the consideration is resolved, collection is probable, hosting services are provided to our customers, and our customers utilize the hosting services (the customer simultaneously receives and consumes the benefits of the Company’s satisfaction of the performance obligation). The Company generally bills its customers monthly, in advance of services provided, based on the terms and consideration under the contract.

Additionally, the Company’s hosting service agreements may include provisions for variable consideration in the form of service level credits, performance bonuses, retroactive price adjustments (“true-ups”) or price concessions agreed upon with customers. These concessions may take the form of reductions in contractual amounts, curtailment credits, or other price adjustments. Adjustments are generally related to guaranteed uptime availability, power usage effectiveness targets, or curtailment events. The Company estimates the amount of variable consideration at the inception of the contract and updates the estimate at the end of each reporting period. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Credits due to customers for true-ups that will be applied against future invoices are recorded as a refund liability (included within other current liabilities) on the consolidated balance sheet.

The Company recognizes revenue based on actual consumption in the period and invoices adjustments in subsequent periods or retains credits toward future consumption. The term between invoicing and when payment is due typically does not exceed 30 days. Billings are typically collected within 30 days. The timing of revenue recognition, billings, and cash collections results in deferred revenue in the accompanying consolidated balance sheets. Certain customers are billed in advance and true-ups are billed in arrears of services provided, in accordance with the agreed-upon contractual terms. The Company requires a security deposit that is subject to increases based upon the customer’s energy usage.

Contract Balances and Accounts Receivable

The timing of revenue recognition, invoicing and cash collections results in accounts receivables, contract assets and contract liabilities (deferred revenue) on the consolidated balance sheets.

The Company estimates an allowance for credit losses based on a lifetime loss methodology in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”). This allowance reflects the Company’s estimate of the net amount expected to be collected from its customers. The Company analyzes current economic conditions, customer creditworthiness, historical loss rates, and specific customer concentrations. A specific reserve is established for individual accounts where collection is deemed doubtful due to the customer’s financial condition or insolvency. Account balances are written off against the allowance after all means of collection have been exhausted and management determines the potential for recovery is remote. To mitigate credit risk, the Company generally requires security deposits for power consumption and, in certain cases, retains a security interest in the customer’s compute equipment located within the Company’s data center facilities until payment obligations are met. As of December 31, 2025 (Successor) and 2024 (Successor), there was no allowance for credit losses.

Distinct from the allowance for expected credit losses, the Company records a provision for estimated service level agreement credits, billing disputes, and price concessions. These provisions are based on an analysis of historical credit issuance and known service events. These amounts are recorded as a reduction of revenue and a corresponding reduction of accounts receivable (or as a refund liability), rather than as bad debt expense.

Deferred revenue represents the Company’s obligation to transfer services to a customer for which it has received consideration from the customer. This primarily consists of prepaid hosting fees. Revenue is recognized as the related performance obligations are satisfied over the contract term. Deferred revenue is included in other current liabilities in the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, accounts receivable, and loan receivable – related party. The carrying value of all these financial instruments approximates fair value. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on its cash.

The Company’s accounts receivable are derived from revenue earned from customers located in the United States. Approximately 93% of the Company’s revenues for the year ended December 31, 2025 (Successor) were derived from three customers, 97% of the Company’s revenues for the period from February 8, 2024 to December 31, 2024 (Successor), and 97% for the period from January 1, 2024 to February 7, 2024 (Predecessor), respectively, were derived from a single customer, Blue Ridge. Blue Ridge provides services to multiple subtenants, resulting in indirect diversification of the revenue stream. Approximately 50% of this revenue concentration is derived from a subcontract between Blue Ridge and a separate unrelated customer.

Approximately 99% of the Company’s cost of services for the year ended December 31, 2025 (Successor), 100% of the Company’s cost of services for the period from February 8, 2024 to December 31, 2024 (Successor), and 99% for the period from January 1, 2024 to February 7, 2024 (Predecessor), respectively, were from one energy provider. Approximately 57% and 69% of the Company’s accounts payable and accrued expenses as of December 31, 2025 (Successor) and 2024 (Successor), respectively, were due to this energy provider.

As of December 31, 2025 (Successor) and 2024 (Successor), the Company had a loan receivable of $1,083,460 and $1,045,315, respectively, from member VCV Digital (a related party of the Company), which the Company believes is fully collectible. This balance is presented in loan receivable – related party on the Company’s consolidated balance sheets. See Note 9 – Related Party Transactions for additional information.

The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Cost of Revenues

The Company includes energy costs in cost of revenues. Included in the energy costs is an accrual updated quarterly which estimates the annual true up credit or charge anticipated to be received in July of the following year. The true up estimated cost accrual was $471,329 for the year ended December 31, 2025 (Successor) whereas the actual true up credit adjustment for the year ended December 31, 2024 (Successor) was $128,587. Other costs included in cost of revenues include fees for network services and water fees.

Cash

Cash consists of cash on hand and demand deposits maintained with high-credit-quality financial institutions. The Company does not currently hold money market funds, commercial paper, or other cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the financial health of these institutions and believes it is not exposed to significant credit risk.

Accounts Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. A receivable is recognized in the period when the Company has transferred services to its customers and its right to consideration is unconditional. Payment terms and conditions vary by contract type but generally require payment within 30 days of the invoice date.

Property and Equipment

Property and equipment are stated at original cost or initial fair value for property and equipment acquired through business combinations or asset acquisition, net of depreciation. Depreciation for compute equipment, infrastructure equipment, transformers, and leasehold improvements commences once they are ready for their intended use. Major improvements that enhance the functionality or extend the asset’s useful life are capitalized, while routine maintenance and repairs are expensed as incurred. Leasehold improvements and integral equipment at leased locations are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. Upon disposal or retirement, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statement of operations.

During the year ended December 31, 2025 (Successor), the Company acquired Antbox containers for total consideration of $2,332,000. See Note 3 – Property and Equipment, Net for additional information. These assets are classified as infrastructure equipment within Property and Equipment. The Antbox containers are capitalized at acquisition cost, which approximates their fair value, and are assigned a useful life of approximately 7 years.

Depreciation is calculated on a straight-line basis over the estimated useful lives of asset as follows:

Property and equipment	Useful life (years)
Compute equipment	3
Infrastructure equipment	7-10
Transformers	13
Leasehold improvements	Shorter of lease term or useful life

The Company reviews its property and equipment for impairment, together with lease right-of-use assets, at the asset group level; the lowest level at which the asset group generates identifiable cash flows. We reassess whether a change to an asset group is necessary when we experience a significant change in our operations or in the way we utilize long-lived assets that causes a change to the interdependency of cash flows. We review an asset group for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, such as a significant decrease in market price of an asset, a significant adverse change in the extent or manner in which an asset or an asset group is being used or its physical condition, a significant adverse change in legal factors or business climate that could affect the value of an asset or an asset group, or a continuous deterioration of our financial condition. Recoverability of asset groups to be held and used is assessed by comparing the carrying amount of an asset group to estimated undiscounted future net cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which its carrying amount exceeds its fair value. No impairment charges were recorded during the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor).

Assets Held for Sale

Assets and liabilities to be disposed of that meet all of the criteria to be classified as held for sale are reported at the lower of their carrying amounts or fair values less costs to sell. The Company classifies long-lived assets as held for sale when management has approved and committed to a formal plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer has been initiated, the sale is probable and expected to be completed within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value, and it is unlikely that significant changes to the plan will be made or withdrawn. Upon classification as held for sale, the asset is measured at the lower of its carrying amount or fair value less costs to sell, and depreciation ceases. If the carrying amount exceeds fair value less costs to sell, an impairment loss is recognized in the period the held for sale criteria are met, while gains on sale are recognized only upon completion of the transaction. The Company assesses the fair value of assets held for sale at each reporting period until the asset is sold or reclassified as an operating asset if it no longer meets the held-for-sale criteria.

The Company had nine mining containers classified as held for sale as of December 31, 2024 (Successor). These containers were sold during the year ended December 31, 2025 (Successor), and there were no assets held for sale as of December 31, 2025 (Successor). The containers were not deemed impaired while held for sale, and no impairment charges were recorded during the Predecessor or Successor periods in 2024.

Goodwill

Goodwill represents the excess purchase consideration of an acquired business over the fair value of its net tangible and identifiable intangible assets. Goodwill is not amortized and is tested for impairment at least annually or more often if and when circumstances indicate that goodwill is not recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate, or a significant decrease in expected cash flows. No impairment charges were recorded with respect to goodwill for the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor).

Leases

The Company enters into lease arrangements primarily for land, data center spaces, and equipment. In accordance with ASC 842, Leases, the Company assesses whether an arrangement contains a lease at contract inception. When an arrangement contains a lease, the Company categorizes leases with contractual terms longer than twelve months as either operating or finance.

The Company records right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheet for all leases with a term for longer than 12 months, including renewal options that the Company is reasonably certain to exercise. ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are classified and recognized at the lease commencement date. When there is a lease modification or a change in lease term triggered by a reassessment event, we reassess its classification and remeasure the ROU asset and lease liability.

Lease liabilities are initially measured based on the present value of fixed lease payments over the term of the lease. As the rate implicit in the Company’s lease is not easily determinable, the Company’s applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments.

The majority of our lease arrangements include options to extend the lease. If we are reasonably certain to exercise such options, the periods covered by the options are included in the lease term. The depreciable lives of leasehold improvements are limited by the expected lease term and the Company performs an assessment annually to determine if renewal options in leases are certain to be exercised. For leases with a term of 12 months or less, the Company has elected not to recognize any ROU asset or lease liability on the consolidated balance sheet. Where there are lease agreements with lease and non-lease components, the Company has elected to account for the lease and non-lease components as a single lease component for all classes of underlying assets that are identified as lease arrangements.

As described above, we perform a review at least annually of all long-lived assets, including ROU assets, at the asset group level for impairment by assessing events or changes in circumstances that indicate the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is assessed by comparing the carrying amount of an asset group to estimated undiscounted future net cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which its carrying amount exceeds its fair value. No impairment charges were recorded during the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor). See Note 6 – Leases for additional information.

Fair Value of Financial Instruments

The carrying values of cash represents fair value. The carrying values of accounts receivable, accrued revenues, accounts payable, and accrued expenses approximate their fair values primarily due to the short-term maturity of the related instruments. The fair value of loan receivable is estimated by discounting the contractual cash flows, using indicative pricing from third parties for similar instruments and asset-specific yield adjustments for elements such as credit risk.

Members’ Equity

The Company’s ownership is comprised of two members with membership interest of 50% each as of December 31, 2025 (Successor) and 2024 (Successor).

Income Taxes

The Company is a limited liability company and is not subject to income taxes. The members include the Company’s taxable income or loss in their personal income tax returns. As a result, no income tax provision is included in the accompanying consolidated financial statements. Transactions for which tax deductibility or the timing of deductibility is uncertain are reviewed based on their technical merits in determining distribution of the Company’s income. Penalties and interest assessed by income taxing authorities are included in selling, general, and administrative expenses. No interest or penalties were recognized for the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor).

Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

Accounting Standards Update (“ASU”) No. 2024-03, Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. Under the standard, the accounting guidance improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU No. 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Management is still evaluating the impact on the Company’s consolidated financial statements.

Accounting Standards Recently Adopted

The Company was not subject to, nor did it adopt, any new accounting pronouncements during the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), that had a material impact on its financial condition, results of operations, or cash flows.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	Successor
	December 31, 2025	December 31, 2024
Compute equipment	172,589	164,751
Infrastructure Equipment	5,787,460	3,424,371
Leasehold improvements	2,846,345	2,846,345
Transformers	1,554,533	1,554,533
	10,360,927	7,990,000
Less: Accumulated depreciation	(1,495,908)	(633,603)
Total	8,865,019	7,356,397

Depreciation expense was $862,305 for the year ended December 31, 2025 (Successor), $589,516 for the period from February 8, 2024 to December 31, 2024 (Successor), and $239,330 for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Asset acquisition

On May 15, 2025, the Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining, LLC to acquire 60 Antbox containers for a total contractual consideration of $2,332,000, payable in 24 equal monthly installments of $97,167, beginning August 15, 2025 and ending July 15, 2027.

This transaction has been accounted for as an asset acquisition under common control in accordance with ASC 805-50, as both the Company and the seller are ultimately controlled by VCV Digital Infrastructure Holdings LLC. The Antboxes were delivered and accepted during the second quarter of 2025 and have been capitalized under equipment within property and equipment.

Future minimum payments as of December 31, 2025 (Successor) related to this asset acquisition are as follows:

Future Minimum Payments
2026	$1,166,001
2027	680,166
Total future minimum payments	$1,846,167

As of December 31, 2025 (Successor), five installment payments of $97,167 each have been made.

The total remaining consideration payable of $1,846,167 as of December 31, 2025 (Successor) is classified as follows in the consolidated balance sheets:

December 31, 2025
Current liabilities	$1,166,001
Non-current liabilities	680,166
Total undiscounted cash flows	$1,846,167

Asset held for sale

As of December 31, 2024 (Successor), the Company had nine mining containers classified as held for sale. These containers were measured at the lower of their carrying amount or fair value less costs to sell, in accordance with ASC 360-10, Property, Plant and Equipment – Overall.

During the first quarter of 2025, the Company sold the remaining nine mining containers for total proceeds of $132,000, resulting in a gain of $67,714 recorded in other income in the accompanying consolidated statements of operations. As of December 31, 2025 (Successor), the Company had no mining containers classified as held for sale.

During the period from February 8, 2024 to December 31, 2024 (Successor), the Company sold 14 mining containers, generating total proceeds of $100,000. No gain or loss was recognized on these sales.

4.	BUSINESS COMBINATION AND CONTROL OBTAINED BY A RELATED PARTY

Per an agreement dated February 7, 2024, the Company underwent a change in control following a step acquisition by VCV Digital Solutions LLC (“VCV Digital Solutions”), which was effective as of February 8, 2024. VCV Digital Solutions acquired 50% of the issued and outstanding membership interests of the Company from an unrelated third-party seller that previously held a 50% ownership interest, adding to its existing 45% indirect interest held through its subsidiary, Tiger Cloud LLC. As a result, VCV Digital Solutions, through Tiger Cloud LLC, obtained full control of the Company.

Although the transaction involved entities in which VCV Digital Solutions previously held significant influence, the Company evaluated the nature of the transaction and determined that it does not meet the criteria for a common control transaction under ASC 805. Prior to the acquisition, the seller was not under common control with VCV Digital Solutions and therefore was not considered a related party under ASC 850, Related Party Disclosures. The acquisition of the remaining 50% interest resulted in a substantive change in control and governance. Accordingly, this transaction is not considered a common control transaction.

The Company elected to apply pushdown accounting in accordance with ASC 805, resulting in a new basis of accounting and the creation of a new reporting entity as of February 8, 2024. The Company has revised its financial statement presentation to separately reflect the predecessor and successor periods in accordance with ASC 805. The period from January 1, 2024 to February 7, 2024 (Predecessor) is presented under the historical cost basis, and the period from February 8, 2024 to December 31, 2024 (Successor) is presented under the new fair value basis resulting from the application of pushdown accounting.

The total purchase consideration for the additional 50% interest was $7,684,150. As a result of the step acquisition, the assets and liabilities of the Company were revalued at fair value. The following adjustments were made:

●	Property and equipment, net: increased by $1,810,558 to reflect fair value.

●	Goodwill: Recognized at $4,851,136 as the excess of the purchase price over the fair value of net identifiable assets.

The impact of these adjustments is reflected in the accompanying consolidated balance sheets as of December 31, 2024 (Successor).

5.	REVENUE

Deferred Revenue (Contract Liabilities)

Deferred revenue consists of consideration received in advance of performance and recognizes them as revenue when the performance obligation is satisfied.

The following table summarizes the deferred revenue activity during the years ended December 31, 2025 (Successor) and 2024 (Successor):

	Successor
	Year Ended December 31, 2025	Year Ended December 31, 2024
Balance at the beginning of the year	$1,666,580	$1,389,000
Add: revenue deferred during the year	2,330,584	1,956,400
Less: Revenue recognized during the year	(1,666,580)	(1,678,820)
Balance at the end of the year	$2,330,584	$1,666,580

Current	$2,330,584	$1,666,580
Non-current	$-	$-

As of December 31, 2025 (Successor), the Company expects to realize substantially all the deferred revenue within 12 months and accordingly, these amounts are classified as current liabilities. There were no significant changes to contract terms, refund policies, or performance obligations during the periods presented. The Company did not have contract assets as of December 31, 2025 (Successor) and 2024 (Successor).

6.	LEASES

The Company leases land under a ground lease agreement to support its data center facility. Lease payments are made in cash in accordance with the lease terms. The balance of the related ROU asset was $81,712 and $188,936 as of December 31, 2025 (Successor) and December 31, 2024 (Successor), respectively.

As of December 31, 2025 (Successor) and December 31, 2024 (Successor), the weighted-average remaining lease term for operating leases was 0.75 years and 1.75 years, respectively. As of December 31, 2025 (Successor) and December 31, 2024 (Successor), the weighted-average discount rate for operating leases was 1.37% for both years.

The lease agreement includes extension options, which may extend the lease beyond the original period. The Company has not included the potential impact of any additional extension options in the calculation of the lease term or related lease liability.

During the year ended December 31, 2025 (Successor), the period from February 8, 2024 to December 31, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company made cash payments to reduce its operating lease liability of approximately $109,200, $97,652, and $11,348, respectively.

Future minimum non-cancelable lease commitments under this lease are as follows:

Future Minimum Payments
2026	$81,900
2027	-
2028	-
2029	-
2030	-
Thereafter	-
Total undiscounted cash flows	81,900
Less: Present value discount	(188)
Total lease obligations	$81,712

7.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement , which establishes three levels of inputs that are used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities.

●	Level 2: observable inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the assets or liabilities.

●	Level 3: unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities, including indicative pricing from third parties for similar instruments and asset-specific yield adjustments for elements such as credit risk.

Assets and liabilities not measured and recorded at fair value

The Company’s consolidated financial instruments are not measured at fair value on a recurring basis, as the carrying values of the instruments approximate their fair values due to their liquid or short-term natures.

8.	COMMITMENTS AND CONTINGENCIES

Business Combination with Signing Day Sports, Inc.

On May 27, 2025, the Company entered into a Business Combination Agreement (“BCA”) with Signing Day Sports, Inc. (“SGN”), as amended on November 10, 2025, and as further amended on December 22, 2025. Effective March 16, 2026, BlockchAIn Digital Infrastructure Inc. (“BlockchAIn”) and SGN announced the successful completion of the business combination under the previously announced BCA. BlockchAIn, a newly formed Delaware holding company, is now the parent entity of both SGN and One Blockchain. BlockchAIn commenced trading on NYSE American on March 17, 2026, under the ticker symbol “AIB”.

As of March 16, 2026, BlockchAIn was authorized to issue 1,100,000,000 shares consisting of: (i) 1,000,000,000 shares of common stock, par value $0.0001 per share; and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share. As of March 26, 2026, the registrant had 37,629,068 outstanding shares of common stock, $0.0001 par value and no shares of preferred stock, $0.0001 par value, issued and outstanding.

Management has evaluated the BCA and amendments and determined that no adjustments to the financial statements are required as of the reporting date. The financial impact of the transaction will be reflected in future periods.

Energy Contract

The Company has an energy services contract with a third party, which expires in October 2026. Under the terms of the agreement, the Company is committed to pay a minimum of $256,000 monthly for energy used in the previous month. Usage in excess of $256,000 is invoiced to the Company in arrears on a monthly basis. The Company may terminate this agreement prior to its expiration date for an early termination fee of $400,000. The energy services contract does not qualify as a lease under ASC 842 and therefore follows ASC 340-40 “take or pay” type contract.

Letter of Credit

During 2022, a related party of the Company entered into a stand-by letter of credit (“LOC”) arrangement with its financial institution on behalf of the Company to provide $3,000,000 in funding for the benefit of the third party that the Company has its energy services contract with. In 2025, the LOC was reduced to $2,060,000. The financial effects of the completed transaction will be reflected in the period in which the closing occurred. The LOC is automatically renewed annually and is secured by a certificate of deposit (“CD”), which also supports the Company’s surety bond obligations. As of the issuance date of these consolidated financial statements, the LOC remains in effect. Subsequent to December 31, 2025, but prior to the issuance of these financial statements, the transaction was completed. As a recognized subsequent event under ASC 855, management has evaluated the closing and determined that no adjustment to the consolidated financial statements as of December 31, 2025 is required.

Other litigations

The Company is involved, from time to time, in litigation, other legal claims, and proceedings involving matters associated with or incidental to its business, including, among other things, matters involving credit card fraud, trademarks and other intellectual property, licensing, taxation, and employee relations. The Company believes at present that the resolution of currently pending matters will not, individually or in aggregate, have a material adverse effect on its consolidated financial statements. However, the Company’s assessment of any current litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

In the normal course of business, the Company may enter into certain guarantees or other agreements that provide general indemnifications. The Company has not made any significant indemnification payments under such agreements in the past and does not currently anticipate incurring any material indemnification payments.

Consultant Agreement

The Company had a 5% profit share agreement with an unrelated third-party consultant. As part of this agreement, upon sale of the Company the consultant is also entitled to a payout based on the Company’s cash flows and a reasonable market multiple, as defined by the agreement. During the period from February 8, 2024 to December 31, 2024 (Successor), the Company fully settled its claims with the consultant for $300,000, resolving all outstanding obligations under the agreement and terminating the agreement. There are no liabilities or commitments related to this consultant agreement as of December 31, 2025 (Successor) and December 31, 2024 (Successor).

9.	RELATED PARTY TRANSACTIONS

The Company reimbursed one of its members $523,000 in related party expenses with Tiger Cloud LLC for the year ended December 31, 2025, and $286,000 during the period from February 8, 2024 to December 31, 2024 (Successor) and $33,000 during the period from January 1, 2024 to February 7, 2024 (Predecessor) for selling, general, and administrative expenses made on behalf of the Company. For the year ended December 31, 2025, this included $284,000 in management fees and $239,000 of labour allocation expense. During the periods from February 8, 2024 to December 31, 2024 (Successor) and January 1, 2024 to February 7, 2024 (Predecessor) the entire expense was for management fees and none attributable to labour allocation expense.

As of December 31, 2025 (Successor), no amounts were due to the member. As of December 31, 2024 (Successor), $334,000 was due to a member and included in accounts payable.

As of December 31, 2025 (Successor) and 2024 (Successor), the Company had a loan receivable of $1,083,460 and $1,045,315, respectively, which relates to funds loaned to VCV Digital Infrastructure Holdings to support its surety bond requirements. Specifically, One Blockchain LLC provided funds for a commercial deposit (“CD”) in VCV Digital Solutions and to increase the LOC and surety bond. The loan is non-interest-bearing and is expected to be repaid based on contractual agreements between the parties. The Company considers the credit risk to be mitigated by the collateral value of the CD and the increased surety bond securing the loan. The Company evaluates the recoverability of loan receivables on an ongoing basis, considering factors such as the financial condition of the borrower and collateral value. As of December 31, 2025 (Successor) and 2024 (Successor), no allowance for credit losses has been recorded, as management believes the loan is fully recoverable.

As of December 31, 2024 (Successor), the Company had a related party loan payable with a balance of $18,750. This loan was repaid during the year ended December 31, 2025 (Successor), and the balance of related party loans payable was zero as of December 31, 2025 (Successor).

As of December 31, 2025 (Successor), the Company had accounts receivable from related parties totaling $2,173,634, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $29,128 due from Blockchain Digital Infrastructure Inc., $1,640,171 due from Tiger Cloud LLC, and $504,335 due from VCV Digital Solutions. These balances reflect transactions related to the Company’s ongoing business operations and financial arrangements with related entities. As of December 31, 2024 (Successor), the Company had accounts receivable from related parties totaling $370,405. These related party receivables include $35,500 due from Atlas Cloud AI LLC, $39,558 due from Tiger AIDC LLC, $26,315 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Business Combination with Signing Day Sports, Inc.

As discussed in Note 8, on May 27, 2025, the Company entered into a BCA with SGN, as amended on November 10, 2025, and as further amended on December 22, 2025. Effective March 16, 2026, BlockchAIn and SGN announced the successful completion of the business combination under the previously announced BCA. BlockchAIn, a newly formed Delaware holding company, is now the parent entity of both SGN and One Blockchain. BlockchAIn commenced trading on NYSE American on March 17, 2026, under the ticker symbol “AIB”.